Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259174

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus Dated July 8, 2022)

7,997,520 Subordinate Voting Shares

Lowell Farms Inc.

This prospectus supplement (this “Supplement No. 2”) is part of the prospectus of Lowell Farms Inc. (the “Company”), dated July 8, 2022, as supplemented by Prospectus Supplement No. 1, dated September 9, 2022 (the “Prospectus”). This Supplement No. 2 supplements, modifies or supersedes certain information contained in the Prospectus. Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement No. 2. Except to the extent that the information in this Supplement No. 2 modifies or supersedes the information contained in the Prospectus, this Supplement No. 2 should be read, and will be delivered, with the Prospectus. This Prospectus Supplement No. 2 is not complete without, and may not be utilized except in connection with, the Prospectus.

The purpose of this Supplement No. 2 is to update and supplement the information in the Prospectus with the information contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, as filed with the Securities and Exchange Commission (“SEC”) on November 14, 2022, which is attached hereto.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 6 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 8, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period ended September 30, 2022

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 000-56254

LOWELL FARMS INC.
(Exact name of Registrant as Specified in its Charter)

British Columbia, Canada	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

19 Quail Run Circle - Suite B, Salinas, California.	93907
(Address of Principal Executive Offices)	(Zip Code)

(831) 998-8214

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Trading Symbol(s)	Name of each exchange on which registered
NONE	NONE	NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

There were 100,613,094 shares of the Registrant’s Subordinate Voting Shares outstanding as of November 14, 2022.

2

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements LOWELL FARMS INC. CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited) (in thousands)
	September 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$3,292	$7,887
Accounts Receivable - net of allowance for doubtful accounts of $1,053 and $1,139 at September 30, 2022 and December 31, 2021, respectively.	5,824	8,222
Inventory	14,243	13,343
Prepaid expenses and other current assets	2,108	1,976
Total current assets	25,467	31,428
Property and equipment, net	62,722	64,779
Other intangibles, net	40,512	40,756
Other assets	915	416

Total assets	$129,616	$137,379

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,346	$3,102
Accrued payroll and benefits	500	650
Notes payable, current portion	301	221
Lease obligation, current portion	2,625	2,444
Other current liabilities	4,564	3,706
Total current liabilities	10,336	10,123
Notes payable	6	28
Lease obligation	32,053	34,052
Convertible debentures	21,177	14,012
Mortgage obligation	8,760	8,857
Total liabilities	72,332	67,072
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Share capital	189,795	189,368
Accumulated deficit	(132,511)	(119,061)
Total stockholders’ equity	57,284	70,307

Total liabilities and stockholders’ equity	$129,616	$137,379

See Accompanying Notes to Condensed Consolidated Financial Statements (unaudited)

3

LOWELL FARMS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(unaudited)

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Net revenue	$8,657	$12,467	$34,247	$38,653
Cost of goods sold	10,553	12,403	33,075	34,317

Gross profit (loss)	(1,896)	64	1,172	4,336

Operating expenses
General and administrative	2,620	4,211	7,433	10,496
Sales and marketing	601	2,544	4,109	6,210
Depreciation and amortization	109	260	340	751
Total operating expenses	3,330	7,015	11,882	17,457

Loss from operations	(5,226)	(6,951)	(10,710)	(13,121)

Other income/(expense)
Other income (expense)	2,771	(219)	2,472	1,633
Unrealized change in fair value of investment	(16)	(90)	(122)	35
Interest expense	(2,218)	(1,365)	(4,865)	(3,019)
Total other income (expense)	537	(1,674)	(2,515)	(1,351)

Loss before provision for income taxes	(4,689)	(8,625)	(13,225)	(14,472)
Provision for income taxes	90	75	225	213
Net loss	$(4,779)	$(8,700)	$(13,450)	$(14,685)

Net income (loss) per share:
Basic	$(0.04)	$(0.10)	$(0.12)	$(0.15)
Diluted	$(0.04)	$(0.10)	$(0.12)	$(0.15)
Weighted average shares outstanding:
Basic	112,026	84,922	111,995	98,949
Diluted	112,026	84,922	111,995	98,949

See Accompanying Notes to Condensed Consolidated Financial Statements (unaudited)

4

LOWELL FARMS INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(unaudited) (in thousands)

(in thousands)	Three Months Ended September 30, 2022
	Subordinate	Super
	Voting	Voting	Share	Accumulated	Stockholders’
	Shares	Shares	Capital	Deficit	Equity
Balance-June 30, 2022	112,026	203	$189,686	$(127,732)	$61,954
Net loss	-	-	-	(4,779)	(4,779)
Share-based compensation expense	-	-	109	-	109
Balance-September 30, 2022	112,026	203	$189,795	$(132,511)	$57,284

	Three Months Ended September 30, 2021
	Subordinate	Super
	Voting	Voting	Share	Accumulated	Stockholders’
	Shares	Shares	Capital	Deficit	Equity
Balance-June 30, 2021	92,423	203	$170,613	$(100,369)	$70,244
Net income	-	-	-	(8,700)	(8,700)
Shares issued in connection with conversion of convertible debentures	187	-	37	-	37
Issuance of shares associated with subordinate voting share offering	18,000	-	17,970	-	17,970
Exercise of options	186	-	52	-	52
Exercise of warrants	2	-	2	-	2
Share-based compensation expense	89	-	361	-	361
Balance-September 30, 2021	110,887	203	$189,035	$(109,069)	$79,966

	Nine Months Ended September 30, 2022
	Subordinate	Super
	Voting	Voting	Share	Accumulated	Stockholders’
	Shares	Shares	Capital	Deficit	Equity
Balance-December 31, 2021	111,806	203	$189,368	$(119,061)	$70,307
Net loss	-	-	-	(13,450)	(13,450)
Share-based compensation expense	220	-	427	-	427
Balance-September 30, 2022	112,026	203	$189,795	$(132,511)	$57,284

	Nine Months Ended September 30, 2021
	Subordinate	Super
	Voting	Voting	Share	Accumulated	Stockholders’
	Shares	Shares	Capital	Deficit	Equity
Balance-December 31, 2020	57,617	203	$125,540	$(94,384)	$31,156
Net loss	-	-	-	(14,685)	(14,685)
Shares issued in connection with conversion of convertible debentures	2,580	-	514	-	514
Issuance of shares associated with acquisitions	30,641	-	43,259	-	43,259
Issuance of shares associated with subordinate voting share offering	18,000	-	17,970	-	17,970
Exercise of warrants	1,511	-	718	-	718
Exercise of options	78	-	48	-	48
Share-based compensation expense	460	-	986	-	986
Balance-September 30, 2021	110,887	203	$189,035	$(109,069)	$79,966

See Accompanying Notes to Condensed Consolidated Financial Statements (unaudited)

5

LOWELL FARMS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in thousands)

	Nine Months Ended
	September 30,	September 30,
	2022	2021
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(13,450)	$(14,685)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,161	2,894
Amortization of debt issuance costs	688	643
Share-based compensation expense	427	986
Provision for doubtful accounts	551	657
Goodwill impairment	-	357
Loss on sale of assets	41	-
Termination of branding rights agreement	-	152
Unrealized loss (gain) on change in fair value of investments	122	(125)
Changes in operating assets and liabilities:
Accounts receivable	1,847	(2,418)
Inventory	(900)	(2,307)
Prepaid expenses and other current assets	(132)	(149)
Other Assets	(621)	57
Accounts payable and accrued expenses	(48)	(4,525)
Net cash used in operating activities	$(6,314)	$(18,463)
CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from asset sales	$19	$1,979
Purchases of property and equipment	(2,920)	(2,057)
Acquisition of business assets, net	-	(6,643)
Net cash used in investing activities	$(2,901)	$(6,721)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from convertible notes, net of financing costs	6,558	-
Principal payments on lease obligations	(1,818)	(1,744)
Payments on notes payable	(120)	(563)
Proceeds from subordinate voting share offering	-	18,000
Issuance costs related to subordinate voting share offering	-	(30)
Proceeds from exercise of warrants and options	-	765
Net cash provided by financing activities	$4,620	$16,428

Change in cash and cash equivalents	(4,595)	(8,756)
Cash and cash equivalents-beginning of year	7,887	25,751
Cash, cash equivalents -end of period	$3,292	$16,995

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest	$3,276	$2,995
Cash paid during the period for income taxes	$182	$227

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES
Purchase of property and equipment not yet paid for	$47	$-
Issuance of subordinate voting shares in exchange for net assets acquired	$-	$43,259
Liabilities assumed and receivable forgiveness in exchange for net assets acquired	$-	$2,910
Debt and associated accrued interest converted to subordinate voting shares	$-	$478

See Accompanying Notes to Condensed Consolidated Financial Statements (unaudited)

6

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim unaudited condensed consolidated financial statements included herein have been prepared by Lowell Farms Inc. (the “Company” or “Lowell”) pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), including the instructions to the Quarterly Report on Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") have been condensed or omitted. The interim unaudited condensed consolidated financial statements reflect, in the opinion of management, all adjustments necessary (consisting only of normal recurring adjustments), to present a fair statement of results for the interim periods presented. The operating results for any interim period are not necessarily indicative of the results that may be expected for other interim periods or the full fiscal year. The accompanying interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s Form 10-K filed for the year ended December 31, 2021. There have been no material changes to our significant accounting policies as of and for the three and nine months ended September 30, 2022.

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after the elimination of all intercompany balances and transactions.

The condensed consolidated balance sheet at December 31, 2021, has been derived from the audited consolidated financial statements but does not include all disclosures required by U.S. GAAP.

All dollar amounts in the notes to condensed consolidated financial statements are expressed in thousands of United States dollars (“$” or “US$”), unless otherwise indicated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include allowance for doubtful accounts and credit losses, carrying value of inventory, revenue recognition, accounting for stock-based compensation expense, and income taxes. Actual results could differ from those estimates.

The global COVID-19 pandemic has impacted the operations and purchasing decisions of companies worldwide. It also has created and may continue to create significant uncertainty in the global economy. The Company has undertaken measures to protect its employees, partners, customers, and vendors. To date, the Company has been able to provide uninterrupted access to its products and services, including certain employees that are working remotely, and its pre-existing infrastructure that supports secure access to the Company’s internal systems. If, however, the COVID-19 pandemic has a substantial impact on the productivity of the Company’s employees or its partners’ or customers’ decision to use the Company’s products and services, the results of the Company’s operations and overall financial performance may be adversely impacted. The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time. As of the date of issuance of the financial statements, the Company is not aware of any specific event or circumstance that would require updates to the Company’s estimates and judgments or revisions to the carrying value of its assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and are recognized in the condensed consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the financial statements.

7

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Recently Adopted Accounting Standards

In May 2020, the SEC adopted the final rule under SEC release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, amending Rule 1- 02(w)(2) which includes amendments to certain of its rules and forms related to the disclosure of financial information regarding acquired or disposed businesses. Among other changes, the amendments impact SEC rules relating to (1) the definition of “significant” subsidiaries, (2) requirements to provide financial statements for “significant” acquisitions, and (3) revisions to the formulation and usage of pro forma financial information. The final rule became effective on January 1, 2021; however, voluntary early adoption was permitted. The Company early adopted the provisions of the final rule in 2020. The guidance did not have a material impact on the Company’s consolidated financial statements and disclosures.

In December 2019, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020. This guidance was effective for the Company in our fiscal year and interim periods beginning on January 1, 2021 and did not have a material impact on our consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020. We evaluated the impact of ASU 2020-01, which was effective for the Company in our fiscal year and interim periods beginning on January 1, 2021 and it did not have a material impact on our consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40). This update amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity and improves and amends the related EPS guidance for both Subtopics. This standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2021. We evaluated the impact of ASU 2020-06, which was effective for the Company in our fiscal year and interim periods beginning on January 1, 2022 and it did not have a material impact on our consolidated financial statements.

No other recently issued accounting pronouncements had or are expected to have a material impact on our condensed consolidated financial statements.

8

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. ACQUISITIONS

Recently Completed Acquisitions

The Company recently completed the following asset acquisitions, and allocated the purchase price as follows:

	The Hacienda	Lowell Farm
(in thousands)	Company, LLC	Services	Total
CONSIDERATION
Cash	$4,019	$-	$4,019
Transaction costs	428	190	618
Note payable and other obligations	3,115	9,000	12,115
Fair value of subordinate voting shares	34,358	9,610	43,968
Total consideration	$41,920	$18,800	$60,720

PURCHASE PRICE ALLOCATION
Assets Acquired
Inventories	$3,300	$-	$3,300
Accounts receivable - net	1,312	-	1,312
Land	-	8,261	8,261
Buildings	-	6,268	6,268
Equipment	-	1,221	1,221
Other tangible assets	739	-	739
Intangible assets - brands and tradenames	37,299	-	37,299
Intangible assets - technology and know-how and other	-	3,050	3,050
Liabilities assumed
Payables and other liabilities	(730)	-	(730)
Fair value of net assets acquired	$41,920	$18,800	$60,720

The Hacienda Company, LLC.

On February 25, 2021, the Company acquired substantially all of the assets of the Lowell Herb Co. and Lowell Smokes trademark brands, product portfolio, and production assets from The Hacienda Company, LLC for a purchase price of $41,920. Lowell Herb Co. is a leading California cannabis brand that manufactures and distributes distinctive and highly regarded premium packaged flower, pre-roll, concentrates, and vape products. The acquisition consideration was comprised of $4.1 million in cash and the issuance of 22,643,678 subordinate voting shares and obligations assumed. In connection with this acquisition, the Company completed a change in its corporate name to Lowell Farms Inc. effective March 1, 2021.

Lowell Farm Services

On June 29, 2021, the Company acquired real property and related assets of a first-of-its-kind cannabis drying and midstream processing facility located in Monterey County for a purchase price of $18,800. The 10-acre, 40,000 square foot processing facility provides drying, bucking, trimming, sorting, grading, and packaging operations for up to 250,000 lbs. of wholesale cannabis flower annually. The new facility processes nearly all the cannabis that we grow at our existing cultivation operations. Additionally, we commissioned a new business unit called Lowell Farm Services (“LFS”), which engages in fee-based processing services for regional growers from the Salinas Valley area. The acquisition consideration was comprised primarily of a note payable of $9.0 million and the issuance of 7,997,520 subordinate voting shares and obligations assumed. LFS operations became operational during the third quarter of 2021.

9

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets were comprised of the following items:

	September 30,	December 31,
(in thousands)	2022	2021
Deposits	$58	$548
Insurance	233	624
Supplier advances	396	575
Interest and taxes	748	147
Licenses and permits	310	78
Other	363	4
Total prepaid and other current assets	$2,108	$1,976

4. INVENTORY

Inventory was comprised of the following items:

	September 30,	December 31,
(in thousands)	2022	2021
Raw materials	$10,539	$8,558
Work in process	12	292
Finished goods	3,692	4,493
Total inventory	$14,243	$13,343

5.  Other current liabilities

Other current liabilities were comprised of the following items:

	September 30,	December 31,
(in thousands)	2022	2021
Excise and cannabis tax	$3,201	$2,830
Third party brand distribution accrual	-	78
Insurance and professional fee accrual	118	651
Interest and tax accrual	590	57
Other	655	90
Total other current liabilities	$4,564	$3,706

On July 26, 2022, subsidiaries of the Company entered into an agreement with an institutional investor pursuant to which the investor purchased a participation ("Transferred Interests") in all rights to payment from the United States Internal Revenue Service in respect of the Company’s employee retention credits for the first and second quarters of 2021 (the “ERC Claim”). The purchase price paid for the derivative payment rights was $2.45 million, which was paid in immediately available funds. For the three and nine months ended September 30, 2022, the Company recorded net other income of $2,014 and an accrued other liability of $431 to be paid to facilitate the sale of the ERC Claim. Included in interest expense is $863 of financing related charges.

10

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. PROPERTY AND EQUIPMENT

A reconciliation of the beginning and ending balances of property and equipment and accumulated depreciation during the nine months ended September 30, 2022 and property and equipment, net as of December 31, 2021, are as follows:

	Land and	Leasehold	Furniture			Construction	Right of
(in thousands)	Buildings	Improvements	and Fixtures	Equipment	Vehicles	in Process	Use Assets	Total
Costs
Balance-December 31, 2021	$15,907	$13,950	$50	$2,992	$921	$703	$41,530	$76,053
Additions	-	215	-	2,142	-	563	-	2,920
Disposals	-	-	-	-	(62)	(24)	-	(86)
Transfers	(188)	1,135	-	69	-	(1,016)	-	-
Balance - September 30, 2022	$15,719	$15,300	$50	$5,203	$859	$226	$41,530	$78,887

Accumulated Depreciation
Balance - December 31, 2021	$(132)	$(980)	$(48)	$(618)	$(566)	$-	$(8,930)	$(11,274)
Depreciation	(130)	(1,714)	(1)	(472)	(125)	-	(2,475)	(4,917)
Disposals and other	-	-	-	-	26	-	-	26
Balance - September 30, 2022	$(262)	$(2,694)	$(49)	$(1,090)	$(665)	$-	$(11,405)	$(16,165)

Net Book Value - September 30, 2022	$15,457	$12,606	$1	$4,113	$194	$226	$30,125	$62,722

Net Book Value - December 31, 2021	$15,775	$12,970	$2	$2,374	$355	$703	$32,600	$64,779

Construction in process represent assets under construction related to cultivation, manufacturing, and distribution facilities not yet completed or otherwise not placed in service.

Depreciation expense of $1,647 and $1,040 were recorded for the three months ended September 30, 2022 and 2021, respectively, of which $1,527 and $584 respectively, were included in cost of goods sold. Depreciation expense of $104 and $196 was also recorded in other income (expense) for the three months ended September 30, 2022 and 2021, respectively.

Depreciation expense of $4,917 and $2,798 were recorded for the nine months ended September 30, 2022 and 2021, respectively, of which $4,416 and $1,752 respectively, were included in cost of goods sold. Depreciation expense of $419 and $391 was also recorded in other income (expense) for the nine months ended September 30, 2022 and 2021, respectively.

11

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. Other Intangible Assets

A reconciliation of the beginning and ending balances of intangible assets and accumulated amortization during the nine months ended September 30, 2022 and intangible assets, net as of December 31, 2021, are as follows:

	Definite Life Intangibles	Indefinite Life Intangibles
	Technology/	Brands &
(in thousands)	Know How	Tradenames	Total
Costs
Balance-December 31, 2021	$3,258	$37,707	$40,965
Business acquisition	-	-	-
Agreement termination	-	-	-
Balance-September 30, 2022	$3,258	$37,707	$40,965

Accumulated Amortization
Balance-December 31, 2021	$(209)	$-	$(209)
Amortization	(244)	-	(244)
Balance-September 30, 2022	$(453)	$-	$(453)

Net Book Value
September 30, 2022	$2,805	$37,707	$40,512
Net Book Value
December 31, 2021	$3,049	$37,707	$40,756

Intangible assets with finite lives are amortized over their estimated useful lives. Amortization periods of assets with finite lives are based on management’s estimates at the date of acquisition. The Company recorded amortization expense of $244 and $96 for the nine months ended September 30, 2022, and 2021, respectively.

The Company estimates that amortization expense for our existing other intangible assets will be approximately $326 annually for each of the next five fiscal years. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives or other relevant factors or changes.

12

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. SHAREHOLDERS’ EQUITY

Shares Outstanding

The table below details the change in Company shares outstanding by class during the nine months ended September 30, 2022:

	Subordinate	Super
(in thousands)	Voting Shares	Voting Shares
Balance-December 31, 2021	111,806	203
Issuance of vested restricted stock units	220	-
Balance-September 30, 2022	112,026	203

Warrants

A reconciliation of the beginning and ending balances of warrants outstanding is as follows:

(in thousands)
Balance-December 31, 2021	101,906
Warrants issued in conjunction with convertible debenture offering	72,081
Balance-September 30, 2022	173,987

13

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. DEBT

Debt at September 30, 2022 and December 31, 2021, was comprised of the following:

	September 30,	December 31,
(in thousands)	2022	2021
Current portion of long-term debt
Vehicle loans(1)	$27	$50
Mortgage payable(2)	249	105
Note payable	25	66
Total short-term debt	301	221

Long-term debt, net
Vehicle loans(1)	6	28
Mortgage payable(2)	8,760	8,857
Convertible debenture(3)	21,177	14,012
Total long-term debt	29,943	22,897
Total Indebtedness	$30,244	$23,118
______________________
(1) Primarily fixed term loans on transportation vehicles. Weighted average interest rate at September 30, 2022 and December 31, 2021 was 6.7% and 7.8%, respectively.

(2) Mortgage payable associated with the acquired processing facility. Weighted average interest rate at September 30, 2022 and December 31, 2021 was 12.5%. Net of deferred financing costs as September 30, 2022 and December 31, 2021 of $317 and $398, respectively.

(3) Net of deferred financing costs at September 30, 2022 and December 31, 2021 of $980 and $1,477, respectively.

Stated maturities of debt obligations are as follows as of September 30, 2022:

September 30,
(in thousands)	2022
Balance of 2022	$112
2023	22,421
2024	288
2025	330
2026 and thereafter	8,390
Total debt obligations	$31,541

14

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. LEASES

The Company adopted ASU 2016-02 (Topic 842) effective January 1, 2019 using the modified retrospective adoption method which allowed it to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with the adoption of the new lease pronouncement, the Company recorded a charge to accumulated deficit of $847.

A reconciliation of lease obligations for the nine months ended September 30, 2022, is as follows:

(in thousands)
Lease obligation
December 31, 2021	$36,496
Lease principal payments	(1,818)
September 30, 2022	$34,678

All extension options that are reasonably certain to be exercised have been included in the measurement of lease obligations. The Company reassesses the likelihood of extension option exercise if there is a significant event or change in circumstances within its control.

Current and long-term portions of lease obligations at September 30, 2022 and December 31, 2021, are as follows:

	September 30,	December 31,
(in thousands)	2022	2021
Lease obligation, current portion	$2,625	$2,444
Lease obligation, long-term portion	32,053	34,052
Total	$34,678	$36,496

The key assumptions used in accounting for leases as of September 30, 2022 were a weighted average remaining lease term of 14.75 years and a weighted average discount rate of 6.0%.

The key assumptions used in accounting for leases as of December 31, 2021 were a weighted average remaining lease term of 17.2 years and a weighted average discount rate of 6.0%.

The components of lease expense for the three and nine months ended September 30, 2022 and 2021, are as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2022	2021	2022	2021
Amortization of leased assets (1)	$818	$741	$2,475	$2,268
Interest on lease liabilities (2)	549	531	1,683	1,728
Total	$1,367	$1,272	$4,158	$3,996

1) Included in cost of goods sold, general and administrative and other income/expense in the Condensed Consolidated Statements of Income (Loss).

2) Included in interest expense in the Condensed Consolidated Statements of Income (Loss).

The future lease payments with initial remaining terms in excess of one year as of September 30, 2022 were as follows:

(in thousands)	September 30, 2022
Balance of 2022	$1,163
2023	4,706
2024	4,096
2025	3,267
2026 and beyond	40,469
Total lease payments	53,701
Less imputed interest	(19,023)
Total	$34,678

15

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SHARE-BASED COMPENSATION

During 2019 the Company’s Board of Directors adopted the 2019 Stock and Incentive Plan (the “Plan”), which was amended in April 2020 and March 2021. The Plan permits the issuance of stock options, stock appreciation rights, stock awards, share units, performance shares, performance units and other stock-based awards, and, as of September 30, 2022, 13.2 million shares have been authorized to be issued under the Plan and 3.4 million are available for future grants. The Plan provides for the grant of options as either non-statutory stock options or incentive stock options and restricted stock units to employees, officers, directors, and consultants of the Company to attract and retain persons of ability to perform services for the Company and to reward such individuals who contribute to the achievement by the Company of its economic objectives. The awards granted generally vest in 25% increments over a four-year period and option awards expire 6 years from grant date.

The Plan is administered by the Board or a committee appointed by the Board, which determines the persons to whom the awards will be granted, the type of awards to be granted, the number of awards to be granted, and the specific terms of each grant, including the vesting thereof, subject to the provisions of the Plan.

During the three and nine months ended September 30, 2022 and 2021, the Company granted shares to certain employees as compensation for services. These shares were accounted for in accordance with ASC 718 - Compensation - Stock Compensation. The Company amortizes awards over the service period and until awards are fully vested.

For the three and nine months ended September 30, 2022 and 2021, share-based compensation expense was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2022	2021	2022	2021
Cost of goods sold	$-	$-	$-	$-
General and administrative expense	109	361	427	986
Total share-based compensation	$109	$361	$427	$986

The following table summarizes the status of stock option grants and unvested awards at and for the nine months ended September 30, 2022:

	Stock	Weighted-Average	Weighted Average Remaining	Aggregate
(in thousands except per share amounts)	Options	Exercise Price	Contractual Life	Intrinsic Value

Outstanding-December 31, 2021	6,598	$0.99	4.3	$-

Granted	3,770	0.30	-	-
Exercised	-	-	-	-
Cancelled	(1,906)	1.02	-	-
Outstanding-September 30, 2022	8,462	$0.64	4.2	-

Exercisable-September 30, 2022	3,862	$0.82	3.6	$-

Vested and expected to vest-September 30, 2022	8,462	$0.64	4.2	$-

The weighted-average fair value of options granted during the three and nine months ended September 30, 2022, estimated as of the grant date were $0.23 and $0.30, respectively. As of September 30, 2022, there was $734 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a remaining weighted-average vesting period of 1.32 years.

16

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table summarizes the status of restricted stock unit (“RSU”) grants and unvested awards at and for the nine months ended September 30, 2022:

		Weighted-Average
(in thousands)	RSUs	Fair Value

Outstanding-December 31, 2021	642	$1.18

Granted	-	-
Vested	(125)	1.49
Cancelled	(43)	1.11
Outstanding-September 30, 2022	474	$1.11

As of September 30, 2022, there was $214 of total unrecognized compensation cost related to non-vested restricted stock units, which is expected to be recognized over a remaining weighted-average vesting period of 9 months.

The fair value of the stock options and RSUs granted were determined using the Black-Scholes option-pricing model with the following weighted average assumptions at the time of grant.

Stock Options

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Expected volatility	50%	50%	50%	50%
Dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.2%	1.0%	1.3%	0.9%
Expected term in years	4.50	4.25	4.5	4.25

RSUs

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Expected volatility	50%	50%	50%	50%
Dividend yield	0%	0%	0%	0%
Risk-free interest rate	0.7%	0.9%	0.7%	0.9%
Expected term in years	1.00	0.74	1.00	0.74

17

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. INCOME TAXES

Coronavirus Aid, Relief and Economic Security Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted and signed into law in response to the market volatility and instability resulting from the COVID-19 pandemic. It includes a significant number of tax provisions and lifts certain deduction limitations originally imposed by the Tax Cuts and Jobs Act of 2017 (the “2017 Act”). The changes are mainly related to: (1) the business interest expense disallowance rules for 2019 and 2020; (2) net operating loss rules; (3) charitable contribution limitations; (4) employee retention credit; and (5) the realization of corporate alternative minimum tax credits.

The Company continues to assess the impact and future implication of these provisions; however, it does not anticipate any amounts that could give rise to a material impact to the overall consolidated financial statements.

The provision for income tax expense for the three months ended September 30, 2022, was $90, representing an effective tax rate of -1.92%, compared to an income tax expense of $75 for the three months ended September 30, 2021, representing an effective tax rate of -0.87%. The provision for income tax expense for the nine months ended September 30, 2022, was $225, representing an effective tax rate of -1.70%, compared to an income tax expense of $213 for the nine months ended September 30, 2021, representing an effective tax rate of -1.47%.

13. NET INCOME (LOSS) PER SHARE

Net income (loss) per share represents the net earnings/loss attributable to shareholders divided by the weighted average number of shares outstanding during the period on an as converted basis was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands except per share amounts)	2022	2021	2022	2021
Net income (loss)	$(4,779)	$(8,700)	$(13,450)	$(14,685)

Net income (loss) per share:
Basic	$(0.04)	$(0.10)	$(0.12)	$(0.15)
Diluted	$(0.04)	$(0.10)	$(0.12)	$(0.15)
Weighted average shares outstanding:
Basic	112,026	84,922	111,995	98,949
Diluted	112,026	84,922	111,995	98,949

Weighted average potentially diluted shares (1):
Basic shares	112,026	84,922	111,995	98,949
Total weighted average potentially diluted shares:	112,026	84,922	111,981	98,949

(1) For the above net loss periods, the inclusion of options, warrants, convertible debentures and restricted stock units in the calculation of diluted earnings per share would be anti-dilutive, and accordingly, were excluded from the diluted loss per share calculation.

18

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FAIR VALUE MEASUREMENTS

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. An asset’s or liability’s level is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are valued and disclosed in one of the following three levels of the valuation hierarchy:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

At September 30, 2022 and December 31, 2021 the carrying value of cash and cash equivalents, accounts receivable, prepaid expense and other current assets, accounts payable and other current liabilities approximate fair value due to the short-term nature of such instruments.

The carrying value of the Company’s debt approximates fair value based on current market rates (Level 2).

Nonrecurring fair value measurements

The Company uses fair value measures when determining assets and liabilities acquired in an acquisition as described above in the Notes to Condensed Consolidated Financial Statements, which are considered a Level 3 measurement.

15. COMMITMENTS AND CONTINGENCIES

Commitments

As of September 30, 2022, the Company has entered into purchase commitments for additional manufacturing equipment. The remaining purchase commitment of $2.9 million is due in 2023 as the equipment is manufactured and delivered.

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as of September 30, 2022, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future. In 2022, the Company entered into a payment plan offered by California regulatory authorities to pay certain excise and cultivation taxes over a 12 month period. If such taxes are not paid in accordance with the agreed payment plan and tax authorities do not grant relief from penalties, the Company could be subject to certain late payment penalties.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers or affiliates are an adverse party or have a material interest adverse to the Company’s interest.

Insurance Claims

In September 2020 the Company experienced a small fire at its manufacturing facility which resulted in suspending certain operations until the facility was repaired. As a result, the company filed a business interruption claim which resulted in a payment of $1.4 million from the insurance carrier in March 2021. The proceeds from the claim were reflected in other income on the consolidated statement of operations for the year ended December 31, 2020.

In August 2020 the Company experienced adverse air quality conditions that resulted in the Company closing the air vents in its greenhouse facilities at a time when extreme temperatures existed. As a result, plant health suffered due to the situation. The Company filed a business interruption claim which resulted in a payment of $2.65 million from the insurance carrier being recorded in the quarter ended June 30, 2021.

19

LOWELL FARMS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

16. GENERAL AND ADMINISTRATIVE EXPENSES

For the three and nine months ended September 30, 2022 and 2021, general and administrative expenses were comprised of:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2022	2021	2022	2021
Salaries and benefits	$1,338	$2,142	$3,984	$4,540
Professional fees	212	413	734	1,672
Share-based compensation	109	361	427	986
Insurance	338	348	1,043	1,147
Administrative	623	947	1,245	2151
Total general and administrative expenses	$2,620	$4,211	$7,433	$10,496

17. RELATED-PARTY TRANSACTIONS

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

In April 2015, Lowell entered into a services agreement with Olympic Management Group (“OMG”), for advisory and technology support services, including the access and use of software licensed to OMG to perform certain data processing and enterprise resource planning (“ERP”) operational services. OMG is owned by one of the Company’s co-founders. The agreement provides for the dollar-for-dollar reimbursement of expenses incurred by OMG in performance of its services. Amounts paid to OMG for the three and nine months ended September 30, 2022 and 2021, were $36 and $nil, respectively.

18.  SEGMENT INFORMATION

The Company’s operations are comprised of a single reporting segment engaged in the production and sale of cannabis products in the United States. As the operations comprise a single reporting segment, amounts disclosed in the financial statements also represent a single reporting segment.

19.  SUBSEQUENT EVENTS

Subsequent to September 30, 2022 the Company created a strategic alternatives committee of the Board to evaluate acquisition related inquiries of the Company.

The Company has evaluated other potential subsequent events through November 14, 2022, the date the financial statements were available to be issued. No further material subsequent events were identified.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of the Company is for the three and nine months ended September 30, 2022 and 2021. It is supplemental to, and should be read in conjunction with, the Company’s consolidated financial statements and the accompanying notes for the year ended December 31, 2021. All dollar amounts in this MD&A are expressed in thousands of United States dollars (“$” or “US$”), unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Any statements contained in this Quarterly Report on Form 10-Q that are not statements of historical facts may be deemed to be forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, results of operations and future growth prospects. The forward-looking statements contained herein are based on certain key expectations and assumptions, including, but not limited to, with respect to expectations and assumptions concerning receipt and/or maintenance of required licenses and third party consents and the success of our operations, are based on estimates prepared by us using data from publicly available governmental sources, as well as from market research and industry analysis, and on assumptions based on data and knowledge of this industry that we believe to be reasonable. These forward-looking statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward- looking statements in this Quarterly Report on Form 10-Q may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” in our Form 10-K for the year ended December 31, 2021, (the “Form 10-K”). Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available after the date of this Quarterly Report on Form 10-Q. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this Quarterly Report on Form 10-Q.

OVERVIEW OF THE COMPANY

We are a California-based cannabis company with vertically integrated operations including large scale cultivation, extraction, processing, manufacturing, branding, packaging and wholesale distribution to retail dispensaries. We manufacture and distribute proprietary and select third-party brands throughout the State of California, the largest cannabis market in the world. We also provide manufacturing, extraction and distribution services to select third-party cannabis and cannabis branding companies and sell proprietary bulk flower and broker third-party bulk flower to licensed distribution and manufacturing companies in California.

On February 25, 2021, we acquired the Lowell Herb Co. and Lowell Smokes trademark brands, product portfolio and production assets from The Hacienda Company and its subsidiaries (the “Lowell Acquisition”). The Lowell Acquisition expanded our product offerings by adding a highly regarded, mature line of premium branded cannabis pre-rolls, including infused pre-rolls, to our product portfolio under the Lowell Herb Co. and Lowell Smokes brands. The Lowell Acquisition also expanded our offerings of premium packaged flower, concentrates, and vape products. We believe our pre-existing strengths in cultivation and sourcing will enhance the value of the brands and products acquired in the Lowell Acquisition. Additionally, we presently license the Lowell Herb Co. and Lowell Smokes brands to Ascend Wellness Holdings, LLC at their retail locations in Illinois and Massachusetts.

The Lowell Acquisition also substantially broadened our customer base by adding highly developed direct-to-consumer channels to complement our pre-existing network of retail dispensary customers. This addition to our customer base has resulted in broader geographic coverage in California by the combined business.

On June 29, 2021, we announced the C Quadrant Acquisition, pursuant to which we acquired real property and related assets of a cannabis drying and midstream processing facility located in Monterey County, nearby our flagship cultivation operation. The 10-acre, 40,000 square foot processing facility provides drying, bucking, trimming, sorting, grading, and packaging operations for up to 250,000 pounds of wholesale cannabis flower annually. The new facility processes nearly all the cannabis that we grow at our existing cultivation operations. Additionally, we have commissioned the Lowell Farm Services (“LFS”) business unit, which engages in fee-based processing services for regional growers throughout California.

In addition to the processing facility acquired in the C Quadrant Acquisition, we operate a 225,000 square foot greenhouse cultivation facility in Monterey County, a 15,000 square foot manufacturing and laboratory facility in Salinas, California, a separate 20,000 square foot distribution facility in Salinas, California and a warehouse depot and distribution vehicles in Los Angeles, California.

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Product Offerings

Our product offerings include flower, vape pens, oils, extracts, chocolate edibles, mints, gummies, tinctures and pre-rolls, including our automated pre-roll line called 35’s. We sell our products under owned and third-party brands.

Brands we own include the following:

o	Lowell Herb Co. and Lowell Smokes – premium packaged flower, pre-roll, concentrates, and vape products.

o	House Weed – a value driven flower, vape and concentrates offering, delivering a flavorful and potent experience with dependable quality.

o	Kaizen – a premium brand offering a full spectrum of cannabis concentrates.

o	Moon – offers a range of cannabis bars, bites and fruit chews in a variety of flavors, focusing on high- potency, high-quality and high-value.

o	Original Pot Company – infuses its baked edibles with high quality cannabis.

o	Cypress Reserve – a premium flower brand reserved for the Company’s highest potency harvests from its greenhouses.

o

Flavor Extracts – provides crumble and terp sugar (which is an edible cannabis product with isolated and enhanced flavor and aromas) products that are hand-selected for optimum flavor and premium color.

The Lowell Herb Co. and Lowell Smokes brands were acquired in the Lowell Acquisition. Our remaining brands were developed prior to such acquisition.

We exclusively manufacture and distribute Dr. May tinctures and topicals in California. We also provide third party extraction processing and third-party distribution services, and bulk extraction concentrates and flower to licensed manufacturers and distributors. Our focus is on our owned brands and limiting the number of third-party brands manufactured and distributed. The Lowell Acquisition is a significant expansion of this strategy.

Cultivation

We conduct cannabis cultivation operations located in Monterey County, California. We currently operate a cultivation facility which includes four greenhouses totaling approximately 225,000 square feet sited on 10 acres located on Zabala Road. Farming cannabis at this scale enables us to curate specialized strains and maintain greater control over the quantity and quality of cannabis available for our products, preserving the consistency of our flower and cannabis feedstocks for our extraction laboratory and product manufacturing operations.

The first harvest was in the third quarter of calendar year 2017. In 2021 we completed a series of facility upgrades to our greenhouses and supporting infrastructure, which increases facility output approximately four times from that generated in 2019. These facility improvements include separate grow rooms configured with drop-shades, supplemental lighting, upgraded electrical capability with environmental controls and automated fertigation, and raised gutter height in two of the greenhouses. We harvested approximately 9,000, 17,000 and 32,000 pounds of flower in 2019, 2020 and 2021, respectively, and are currently projecting to harvest between 40,000 and 42,000 pounds in 2022 as a result of these facility upgrades and improvements. We have invested approximately $7.4 million in our greenhouse renovations to date. The completion and commissioning of the renovated greenhouses is expected to further reduce unit costs of cultivation and make available additional cannabis flower and feedstocks for our extraction and processing, packaging and distribution operations.

We maintain a strict quality control process which facilitates a predictable output yield of pesticide-free products.

Extraction

Extraction operations were first launched by us in the third quarter of 2017 with the commissioning of our 5,000 square foot licensed laboratory within our Salinas manufacturing facility. The lab contains six separate rooms that can each house one independent closed loop volatile extraction machine (meaning that the machine does not expose the products to open air), which are designed to process the cannabis through the application of hydrocarbon or ethanol solvents, to extract certain concentrated resins and oils from the dried cannabis. This process is known as volatile extraction, which is an efficient and rapid method of extracting cannabis. These resins, oils and concentrates are sold as ingestible products known as “shatter,” rosin, wax, sugar, diamonds, “caviar,” and “crumble”.

22

We currently own and operate five closed loop volatile extraction machines, each housed in a separate room, and each having the capacity to process approximately 100 pounds of dry product per day yielding approximately 5 kilograms of cannabis concentrates. We also currently own and operate 14 purge ovens to work in conjunction with the 5 extraction units in the laboratory. Purge ovens, also known as vacuum ovens, are used after the processing by the extraction units to remove the solvents from the end-product in a low pressure and high heat environment.

In 2021 we commenced solventless extraction activities with the capacity to process approximately 120 pounds of biomass daily yielding approximately 4 kilograms of cannabis concentrates. We currently own and operate one extraction unit which works in conjunction with 5 freeze dryers, 2 ice machines, 3 water filtration systems, 1 UV sterilizer, 2 rosin presses and an 80 square foot walk-in freezer. The solventless process yields a superior product to the volatile extraction process and is the fastest growing category in concentrates.

The extraction operations utilize cannabis feedstocks from our cultivation site, supplemented with feedstock acquired from multiple third-party cultivations. Concentrate production is packaged as branded extracts, such as crumble, shatter, wax and sugar for distribution, incorporated into its manufactured edible products and sold in bulk to other licensed enterprises. In addition, extraction is provided on a fee-based service on third-party material.

Manufacturing

Our manufacturing facility is located in Salinas, California and houses our edible product operations and extraction and distillation operations. The edible product operations utilize internally produced and sourced cannabis oil, which can be supplied from multiple external sources. Our manufacturing operations produce a wide variety of cannabis-infused products and occupies 10,000 square feet in our 15,000 square foot manufacturing facility in Salinas. Our products include chocolate confections, baked goods, hard and soft non-chocolate confections, and topical lotions and balms. Lowell Farms utilizes modern commercial production equipment and employs food grade manufacturing protocols, including industry-leading standard operating procedures designed so that its products meet stringent quality standards. We have implemented updated compliance, packaging and labeling standards to meet all regulatory requirements, including the California Medicinal and Adult-Use Cannabis Regulation and Safety Act.

We also operate an automated flower filling and packaging line and an automated pre-roll assembly line for making finished goods in those respective categories with feedstock grown by the Lowell Farms cultivation operations.

Processing

On June 29, 2021 we announced that we acquired real property and related assets of a cannabis drying and midstream processing facility located in Monterey County, nearby our flagship cultivation operation. The 10-acre, 40,000 square foot processing facility provides drying, bucking, trimming, sorting, grading, and packaging operations for up to 250,000 pounds of wholesale cannabis flower annually. The new facility processes nearly all the cannabis that we grow at our existing cultivation operations. Additionally, we commissioned the new business unit LFS, which engages in fee-based processing services for regional growers from primarily the Salinas Valley area, one of the largest and fastest growing cannabis cultivation regions in the country, as well as throughout California. LFS operations became operational during the third quarter of 2021.

Distribution and Distribution Services

We have a primary distribution center, warehouse and packing facility located in Salinas, California and a service center and distribution depot in Los Angeles, California. We provide physical warehousing and delivery to retail dispensary customers throughout the State of California for our manufactured products as well as third party branded products distributed on behalf of other licensed product manufacturers. Deliveries are made daily to over 80% of the licensed dispensaries in California utilizing a fleet of 20 owned and leased vehicles. We provide warehousing, delivery, customer service and collection services for select third-party brands. We will increase our fleet of vehicles as necessary to meet delivery requirements from increased proprietary and third-party brand sales.

Technology Platform

We maintain an automated, on-demand supply chain logistics platform, utilizing e-commerce, enterprise resource planning and other technology to manage product movement, order taking and logistics needs.

Inventory Management

We have comprehensive inventory management procedures, which are compliant with the rules set forth by the California Department of Cannabis Control (formerly the California Department of Consumer Affairs’ Bureau of Cannabis Control) and all other applicable state and local laws, regulations, ordinances, and other requirements. These procedures ensure strict control over Lowell Farms’ cannabis and cannabis product inventory from cultivation or manufacture to sale and delivery to a licensed dispensary, distributor or manufacturer, or disposal as cannabis waste. Such inventory management procedures also include measures to prevent contamination and maintain the quality of the products cultivated, manufactured or distributed.

Sources, Pricing and Availability of Raw Materials, Component Parts or Finished Products

We presently source flower feedstock for sale primarily from our cultivation facility. We have developed relationships with local cannabis growers whereby flower quantities are readily available at competitive prices should the sourcing need arise. We source our biomass needs in extraction from our cultivation facility and from third-party suppliers. Remaining biomass material is readily available from multiple sources at competitive prices. Lowell Farms presently manufactures a substantial portion of cannabis oil and distillate needs from its internal extraction operations. A small amount of specialized cannabis oil is procured from multiple external sources at competitive prices. Lowell Farms manufactures all finished goods for its proprietary brands. Third party distributed brand product is sourced directly from third party partners.

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Reconciliations of Non-GAAP Financial and Performance Measures

The Company has provided certain supplemental non-GAAP financial measures in this MD&A. Where the Company has provided such non-GAAP financial measures, we have also provided a reconciliation below to the most comparable GAAP financial measure, see “Reconciliations of Non-GAAP Financial and Performance Measures” in this MD&A. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the GAAP financial measures presented herein.

In this MD&A, reference is made to adjusted EBITDA and working capital which are not measures of financial performance under GAAP. The Company calculates each as follows:

 EBITDA is net income (loss), excluding the effects of income taxes (recovery); net interest expense; depreciation and amortization; and adjusted EBITDA also includes non-cash fair value adjustments on investments; unrealized foreign currency gains/losses; share-based compensation expense; and other transactional and special expenses, such as out-of-period insurance and tax recoveries and acquisition costs and expenses related to the markup of acquired finished goods inventory, which are inconsistent in amount and frequency and are not what we consider as typical of our continuing operations. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations. We use adjusted EBITDA internally to understand, manage, make operating decisions related to cash flow generated from operations and evaluate our business. In addition, we use adjusted EBITDA to help plan and forecast future periods.

Working capital is current assets less current liabilities. Management believes the calculation of working capital provides additional information to investors about the Company’s liquidity. We use working capital internally to understand, manage, make operating decisions related to cash flow required to fund operational activity and evaluate our business cash flow needs. In addition, we use working capital to help plan and forecast future periods.

These measures are not necessarily comparable to similarly titled measures used by other companies.

The table below reconciles Net income (loss) to Adjusted EBITDA for the periods indicated:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2022	2021	2022	2021

Net loss	$(4,779)	$(8,700)	$(13,450)	$(14,685)
Interest expense	1,355	1,365	4,002	3,019
Provision for income taxes	90	75	225	213
Depreciation and amortization in cost of goods sold	1,528	584	4,416	1,752
Depreciation and amortization in operating expenses	110	260	340	751
Depreciation and amortization in other income (expense)	104	196	419	391
EBITDA(1)	(1,592)	(6,220)	(4,048)	(8,559)
Investment and currency (gains)/ losses	16	90	122	(35)
Goodwill impairment	-	357	-	357
Share-based compensation	109	361	427	986
Net effect of cost of goods on mark-up of acquired finished goods inventory	-	-	-	662
Transaction and other special charges(2)	(2,014)	225	(1,984)	(2,424)
Adjusted EBITDA(1)	$(3,481)	$(5,187)	$(5,483)	$(9,013)

__________________

(1)Non-GAAP measure

(2) For the three and nine months ended September 30, 2022, net of $863 of financing charges related to the ERC claim, included in interest expense on the Condensed Consolidated Statements of Income (Loss).

RESULTS OF OPERATIONS

Three Months Ended September 30, 2022, Compared to Three Months Ended September 30, 2021

Revenue

We derive our revenue from sales of extracts, distillates, branded and packaged cannabis flower, pre-rolls, concentrates and edible products to retail licensed dispensaries and bulk flower, biomass and concentrates to licensed manufacturers and distributors in the state of California. In addition, we distribute proprietary and several third-party brands throughout the state of California, and commencing in the quarter ended September 30, 2021, we began providing fee services for drying and processing third-party product for licensed cultivators in the State of California and as well as licensing the Lowell Smokes brand in Illinois and Massachusetts. The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

The Company classifies its revenues into the following major categories: Consumer Packaged Goods (“CPG”) revenue, Bulk revenue, Lowell Farm Services (“LFS”) revenue, and Licensing revenue.

•	CPG products are primarily sales of proprietary brands of the Company.

•	Bulk product includes revenue from flower, biomass and distillates sales.

•	LFS revenue is related to our processing facility that provides drying, bucking, trimming, sorting, grading, and packaging services.

•	Licensing revenue includes fees from licensing the Lowell Smokes brand and sales of packaging and support services associated with non-California based activities.

Previously the Company categorized its revenues as owned, agency and distributed brands and has reclassified the prior period categorization to conform with current period presentation.

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Revenue by Category

Three Months Ended September 30, 2022, Compared to Three Months Ended September 30, 2021:

	Three Months Ended
	September 30,	September 30,
(in thousands)	2022	2021	$ Change	% Change
CPG	$6,137	$8,937	$(2,800)	-31%
Bulk	1,956	1,915	41	2%
Lowell Farm Services	254	924	(670)	-73%
Licensing	310	691	(381)	-55%
Net revenue	$8,657	$12,467	$(3,810)	-31%

CPG revenues decreased for the three months ended September 30, 2022, compared to the same period of the prior year, primarily as a result of lower packaged flower, concentrates and edible sales. Lowell brand revenues for the three months ended September 30, 2022 were $5.0 million and represented 82% of CPG revenues compared to $5.7 million in revenue and 64% of CPG sales in the same quarter in the prior year. The decline in CPG revenues from the prior year was primarily driven by declines in the House Weed brand and a $406k impact of an accounting change of recording slotting fees as a reduction in revenue in the current period, as opposed to operating expenses in the same period of the prior year. House Weed brand sales decreased $1.0 million in the three months ended September 30, 2022 compared to the same period last year. Third-party agency and distributed brand revenue declined from $0.4 million in the third quarter of 2021 to $0.2 million in the third quarter of 2022 reflecting the strategic decision made in 2021 to focus only on agency and distributed brands that realize a higher per order sales level. Edible and concentrates branded sales declined $0.7 million in the current quarter compared to the same period last year as we focus on other product offerings.

Bulk sales increased $0.04 million in the third quarter of 2022 compared to the same period in the prior year. Overall, sales remained consistent between periods, despite changes in bulk pricing.

LFS and licensing revenues were new activities initiated in the second half of 2021 generating $0.3 million and $0.3 million in the current quarter, respectively, compared to generating $0.9 million and $0.7 million in the same period of the prior year, respectively.  The Company continues to pursue new customers with quality flower to generate continued growth with LFS processing fees and is planning additional licensing in Colorado and New Mexico.

Cost of Sales, Gross Profit and Gross Margin

Cost of goods sold consist of direct and indirect costs of production processing and distribution, and includes amounts paid for direct labor, raw materials, packaging, operating supplies, and allocated overhead, which includes allocations of right of use asset depreciation, insurance, managerial salaries, utilities, and other expenses, such as employee training, cultivation taxes and product testing. The Company manufactures for a few brands and processes for cultivators that do not have the capability, licensing or capacity to process their own products. The fees earned for these activities absorbs fixed overhead in manufacturing and generates service revenue. Our focus in 2022 is expected to be on flower, pre-rolls and concentrates, on processing owned and third party product at our recently acquired processing facility, and on increased vertical integration utilizing greater internally sourced biomass for concentrates, edible and vape products. We are focusing on executing smaller, more frequent production runs to lower inventory working capital, optimize efficiencies and expedite product getting to the market faster, while continuing to decrease third party manufacturing activities.

Three Months Ended September 30, 2022, compared to Three Months Ended September 30, 2021:

	Three Months Ended
	September 30,	September 30,	Change
(in thousands)	2022	2021	$	%
Net revenue	$8,657	$12,467	$(3,810)	-31%
Cost of goods sold	10,553	12,403	$(1,850)	-15%
Gross profit (loss)	$(1,896)	$64	$(1,960)	-3,063%
Gross margin	-21.9%	0.5%

Gross margin was -21.9% and 0.5% in the three months ended September 30, 2022 and 2021, respectively. The change between periods in gross profit and gross margin is primarily due to one time inventory related adjustments, manufacturing variances and sales related discounts recognized during the third quarter of the current year.

We expect to realize improved gross margin throughout the remainder of 2022 and into 2023 as a result of the launch of Lowell 35 pre-rolls at the end of the current quarter and with improved operating leverage at production facilities. With new customers and an anticipated increase in LFS revenues, as well as an increase in licensing fees, we expect that performance will improve over future periods.

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Total Operating Expenses

Total operating expenses consist primarily of costs incurred at our corporate offices; personnel costs; selling, marketing, and other professional service costs including legal and accounting; and licensing costs. Sales and marketing expenses consist of selling costs to support our customer relationships, including investments in marketing and brand activities and corporate infrastructure required to support our ongoing business. We expect marketing expenses to decline from 2021 levels while we continue to invest in the development of our proprietary brands. Selling costs as a percentage of retail revenue are expected to decrease as our business continues to grow, due to efficiencies associated with scaling the business, and reduced focus on non-core brands.

Three Months Ended September 30, 2022, Compared to Three Months Ended September 30, 2021:

	Three Months Ended
	September 30,	September 30,	Change
(in thousands)	2022	2021	$	%
Total operating expenses	$3,330	$7,015	$(3,685)	-53%
% of net revenue	38%	56%

Total operating expenses decreased $3.7 million for the three months ended September 30, 2022 compared to the same period of the prior year, primarily reflecting headcount reductions between years, operating efficiencies and fewer professional fees incurred in the third quarter of the current year as more services are performed by employees. Operating expenses decreased as a percentage of sales from 56% for the three months ended September 30, 2021, to 38% for the three months ended September 30, 2022.

 Other Income (Expense)

Three Months Ended September 30, 2022, Compared to Three Months Ended September 30, 2021:

	Three Months Ended
	September 30,	September 30,	Change
(in thousands)	2022	2021	$	%
Total other income (expense)	$537	$(1,674)	$2,211	132%
% of net revenue	-6%	-13%

Other income (expense) changed $2.2 million for the three months ended September 30, 2022 compared to the same period of the prior year, primarily due to a sale of an Employee Retention Credit of $2,800 that was earned during the period, net of financing costs of $862 to facilitate the sale of the credit.

 Net Income (Loss)

Three Months Ended September 30, 2022, Compared to Three Months Ended September 30, 2021:

	Three Months Ended
	September 30,	September 30,	Change
(in thousands)	2022	2021	$	%
Net income (loss)	$(4,779)	$(8,700)	$3,921	45%

Net loss was $4.8 million in the quarter ended September 30, 2022, compared to net loss of $8.7 million for the same period of the prior year as a result of the factors noted above.

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Nine Months Ended September 30, 2022, Compared to Nine Months Ended September 30, 2021

Revenue by Category

Nine Months Ended September 30, 2022, Compared to Nine Months Ended September 30, 2021:

	Nine Months Ended
	September 30,	September 30,
(in thousands)	2022	2021	$ Change	% Change
CPG	$22,658	$24,891	$(2,233)	-9%
Bulk	7,130	12,130	(5,000)	-41%
Lowell Farm Services	3,151	927	2,224	239%
Licensing	1,308	705	603	86%
Net revenue	$34,247	$38,653	$(4,406)	-11%

CPG revenues decreased to $22.7 million for the nine months ended September 30, 2022, a decline of $2.2 million compared to the same period in the prior year. Despite the overall decline in CPG revenue, Lowell brand revenues for the nine months ended September 30, 2022 increased to $14.9 million and represented 66% of CPG revenues compared to $12.4 million and 51% of CPG revenues in the same period in 2021. House Weed brand sales increased to $5.8 million in the nine months ended September 30, 2022 compared to $3.6 million in the same period last year, reflecting increased packaged flower sales and introducing new vape and concentrates offerings in the House Weed brand. Offsetting the increase in Lowell brands and House Weed sales was a decline in third-party agency and distributed brand revenue from $2.4 million in the first nine months of 2021 to $0.8 million in the first nine months of 2022 and a decline in edible and concentrates branded sales of $4.7 million in the first nine months of 2022 compared to the same period last year as we focus efforts on packaged flower and pre-rolls. Included in CPG revenues for the current period is a $406k impact of an accounting change of recording slotting fees as a reduction in revenue in the current year, as opposed to operating expenses.

 Bulk sales decreased by $5.0 million in the first nine months of 2022 compared to the same period in the prior year, primarily reflecting lower sales of third party flower and a decline in average bulk sales prices for Lowell - cultivated flower between periods. Bulk flower prices in the first nine months ended September 30, 2022, declined approximately 45% from the same period in the prior year.

LFS and licensing revenues were new activities initiated in the second half of 2021 generating $3.1 million and $1.3 million in the nine months ended September 30, 2022 and 2021, respectively, compared to generating $0.9 million and $0.7 million in the same period of the prior year, respectively.  LFS revenues are inclusive of $1.8 million of revenue generated from sales of third-party bulk flower processed.

A strategic decision was made in 2021 to focus only on agency and distributed brands that realize a higher per order sales level.

Cost of Sales, Gross Profit and Gross Margin

Nine Months Ended September 30, 2022, Compared to Nine Months Ended September 30, 2021:

	Nine Months Ended
	September 30,	September 30,	Change
(in thousands)	2022	2021	$	%
Net revenue	$34,247	$38,653	$(4,406)	-11%
Cost of goods sold	33,075	34,317	$(1,242)	-4%
Gross profit	$1,172	$4,336	$(3,164)	-73%
Gross margin	3.4%	11.2%

Gross margin was 3.4% and 11.2% in the nine months ended September 30, 2022 and 2021, respectively. The change between periods in gross profit and gross margin is primarily due to lower bulk selling prices in 2022 and due to one time inventory related adjustments, manufacturing variances and sales related discounts recognized during the third quarter of the current year.

We expect to realize improved gross margin throughout the remainder of 2022 and in 2023 as a result of the continuing growth of retail flower , the launch of new pre-roll products, an anticipated increase in LFS revenues as we pursue new customers, and an increase in licensing fees from out of state partners. We expect that pricing will remain soft in the remainder of 2022 and into the first quarter of 2023 and will maintain relatively stable throughout the remainder of the harvests during the year.

Total Operating Expenses

Nine Months Ended September 30, 2022, Compared to Nine Months Ended September 30, 2021:

	Nine Months Ended
	September 30,	September 30,	Change
(in thousands)	2022	2021	$	%
Total operating expenses	$11,882	$17,457	$(5,575)	-32%
% of net revenue	35%	45%

Total operating expenses decreased $5.6 million for the nine months ended September 30, 2022 compared to the same period of the prior year, primarily reflecting increased sales and marketing activity supporting the introduction of Lowell brands in 2021 and lower headcount and cost efficiencies experienced in 2022. Operating expenses decreased as a percentage of sales from 45% for the nine months ended September 30, 2021 to 35% for the nine months ended September 30, 2022. Operating expenses in the remainder of 2022 are expected to be relatively flat or decline slightly year over year despite continuing investment in owned brand marketing and infrastructure expenditures in support of revenue increases, and operating expenses as a percentage of retail sales are expected to continue to decline.

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Other Income (Expense)

Nine Months Ended September 30, 2022, Compared to Nine Months Ended September 30, 2021:

	Nine Months Ended
	September 30,	September 30,	Change
(in thousands)	2022	2021	$	%
Total other income (expense)	$(2,515)	$(1,351)	$(1,164)	86%
% of net revenue	-7%	-3%

Other income (expense) changed $1.2 million for the nine months ended September 30, 2022 compared to the same period of the prior year. The results in the current year include recognition of a sale of an Employee Retention Credit of $2.8 million that was earned during the period, net of financing costs of $862 to facilitate the sale of the credit, and the prior year results included a $2.6 million insurance recovery.

Net Income (Loss)

Nine Months Ended September 30, 2022, Compared to Nine Months Ended September 30, 2021:

	Nine Months Ended
	September 30,	September 30,	Change
(in thousands)	2022	2021	$	%
Net income (loss)	$(13,450)	$(14,685)	$1,235	8%

Net loss was $13.4 million in the nine months ended September 30, 2022 compared to a net loss of $14.7 million for the same period of the prior year as a result of the factors noted above.

LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business, capital expenditures, general corporate purposes, and debt service. Historically our primary source of liquidity has been funds generated by financing activities. Our ability to fund our operations, to make planned capital expenditures, to make scheduled debt payments and to repay or refinance indebtedness depends on our future operating performance and cash flows, and ability to obtain equity or debt financing, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control. Cash generated from operations, for the first nine months of 2022, were not sufficient to fund operations, capital expenditures and debt service. For the balance of 2022, we expect our primary source of liquidity will be funds generated by operations, supported in part by financing should it be available and economically feasible.

At September 30, 2022, we had $3.2 million in cash and cash equivalents and $15.1 million of working capital, compared to $7.9 million of cash and cash equivalents and $21.3 million of working capital at December 31, 2021. Cash and cash equivalents and proceeds from convertible debenture financing in the first nine months of 2022 funded operations, capital expenditures and debt service.

The Company is focused on improving its balance sheet by improving accounts receivable collections, right-sizing inventories and increasing gross profits. We have taken a number of steps to improve our ability to fund operations and capital expenditures including:

•	Accelerated cultivation facility and operating assets renovations to increase flower and trim output;

•	Developed new cultivation genetics focused on increasing yields and potency;

•	Scaled back our investment in and support for non-core brands;

•	Focused marketing and brand development activities on significantly growing the Lowell brands acquired in the first quarter of 2021;

•	Restructured our organization and identified operating, selling and administrative expense cost efficiencies;

•	Developed LFS, which commenced operations in the third quarter of 2021 to add revenue and cash flow generation, and;

•	Licensed the Lowell Smokes brand in Illinois and Massachusetts, with Colorado and New Mexico expected to be added in the remainder of 2022.

The Company anticipates continued improvement in the remainder of 2022 and in 2023 due in large part to yield improvements in cultivation, greater revenues from licensing operations and improved operational efficiency.

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Cash Flows

The following table presents the Company’s net cash inflows and outflows from the condensed interim consolidated financial statements of the Company for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended
	September 30,	September 30,	Change
(in thousands)	2022	2021	$	%
Net cash used in operating activities	$(6,314)	$(18,463)	$12,149	-66%
Net cash used in investing activities	(2,901)	(6,721)	3,820	-57%
Net cash provided by financing activities	4,620	16,428	(11,808)	-72%
Change in cash and cash equivalents	$(4,595)	$(8,756)	$4,161	48%

Cash used in operating activities

Net cash used in operating activities was $6.3 million for the nine months ended September 30, 2022, a decrease in cash used of $12.1 million or 66%, compared to the nine months ended September 30, 2021. The decrease for the nine months ended September 30, 2022, compared to the same period in 2021, was primarily driven by accounts receivable decreasing by $1.8 million in the nine months ended September 30, 2022, reflecting increased collection efforts, compared to an increase of $2.4 million in the same period in 2021, accounts payable and accrued expenses decreasing $48k in the nine months ended September 30, 2022, compared to a reduction of $4.5 million in the same period of 2021, net loss decreasing $1.2 million for the nine months ended September 30, 2022, compared to the same period in 2021 and depreciation and amortization expense increasing $2.3 million between periods.

Cash used in investing activities

Net cash used in investing activities was $2.9 million for the nine months ended September 30, 2022, a decrease in cash used of $3.8 million or 57%, compared to the same period of the prior year. The change in cash used between periods was primarily due to the Lowell brand acquisition of $6.6 million which was off-set in part by net proceeds of $2.0 million from the sale of assets during the nine months ended September 30, 2021. The Company invested $2.9 million into machinery primarily related to the production of the new Lowell 35 pre-rolls in the nine months ended September 30, 2022 compared to equipment purchases of $2.1 million in the same period of the prior year.

Cash provided by financing activities

Net cash provided by financing activities was $4.6 million for the nine months ended September 30, 2022, a decrease in cash provided by financing activities of $11.8 million compared to the same period of the prior year. The change was primarily due to $18 million of subordinate share offerings in the nine months ended September 30, 2021 compared to $6.6 million of new convertible debt offerings in the nine months ended September 30, 2022.

We are evaluating cash on hand, cash flows from operations and potential new sources of funding to meet the operating needs of the organization. The Company’s strategic alternatives committee will continue to evaluate these factors in conjunction with evaluating discussions with interested parties.

Working Capital and Cash on Hand

The following table presents the Company’s cash on hand and working capital position as of September 30, 2022 and December 31, 2021:

	September 30,	December 31,	Change
(in thousands)	2022	2021	$	%
Working capital(1)	$15,131	$21,305	$(6,174)	-29%

Cash and cash equivalents	$3,292	$7,887	$(4,595)	-58%

_________________

(1) Non-GAAP measure - see Non-GAAP Financial Measures in this MD&A. (Total current assets less total current liabilities)

At September 30, 2022, we had $3.3 million in cash and cash equivalents and $15.1 million of working capital, compared to $7.9 million of cash and cash equivalents and $21.3 million of working capital at December 31, 2021. The decrease in cash and cash equivalents was primarily due to funding operational losses and equipment purchases.

The Company’s future working capital is expected to be significantly impacted by the growth in operations, increased cultivation output, and continuing margin improvement.

CHANGES IN OR ADOPTION OF ACCOUNTING PRONOUNCEMENTS

This MD&A should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2021. Also see Note 1 to this Form 10-Q for changes of adoption of accounting pronouncements.

29

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

•

Estimated Useful Lives and Depreciation of Property and Equipment - Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

•

Estimated Useful Lives and Amortization of Intangible Assets - Amortization of intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any.

•

Fair Value of Investments in Private Entities - The Company uses a discounted cash flow model to determine fair value of its investment in private entities. In estimating fair value, management is required to make certain assumptions and estimates such as discount rate, long term growth rate and, estimated free cash flows.

•

Share-Based Compensation - The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options and warrants granted. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

•

Deferred Tax Asset and Valuation Allowance - Deferred tax assets, including those arising from tax loss carry-forwards, requires management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities; current portion of long-term debt; and long-term debt. The carrying values of these financial instruments approximate their fair values.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs used to make the measurements. The hierarchy is summarized as follows:

•	Level 1 - Quoted prices (unadjusted) that are in active markets for identical assets or liabilities

•

Level 2 - Inputs that are observable for the asset or liability, either directly (prices) for similar assets or liabilities in active markets or indirectly (derived from prices) for identical assets or liabilities in markets with insufficient volume or infrequent transactions

•	Level 3 - Inputs for assets or liabilities that are not based upon observable market data

The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assess the impact and likelihood of those risks.

These risks include: market, credit, liquidity, asset forfeiture, banking and interest rate risk.

Credit Risk

•

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at September 30, 2022 and December 31, 2021 is the carrying amount of cash and cash equivalents and accounts receivable. All cash and cash equivalents are placed with U.S. and Canadian financial institutions.

•

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as a significant portion of its sales are transacted with cash.

Liquidity Risk

•

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

30

•	In addition to the commitments outlined in Note 15, the Company has the following contractual obligations at September 30, 2022 and December 31, 2021:

	Maturity: < 1 Year		Maturity: > 1 Year
	September 30,	December 31,	September 30,	December 31,
(in thousands)	2022	2021	2022	2021
Accounts payable and Other accrued liabilities	$6,910	$6,808	$-	$-

Market Risk

•

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Interest Rate Risk

•

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates; therefore, the Company is not exposed to interest rate risk on these financial liabilities. The Company considers interest rate risk to be immaterial.

Price Risk

•

Price risk is the risk of variability in fair value due to movements in equity or market prices. Cannabis is a developing market and subject to volatile and possibly declining prices year over year, including volatility in bulk flower pricing, as a result of increased competition and other factors. Because adult-use cannabis is a newly commercialized and regulated industry in the State of California, historical price data is either not available or not predictive of future price levels. There may be downward pressure on the average price for cannabis. There can be no assurance that price volatility will be favorable or in line with expectations. Pricing will depend on general factors including, but not limited to, the number of licenses granted by the local and state governments, the supply such licensees are able to generate, activity by unlicensed producers and sellers and consumer demand for cannabis. An adverse change in cannabis prices, or in investors’ beliefs about trends in those prices, could have a material adverse outcome on the Company and its valuation.

Asset Forfeiture Risk

•

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Banking Risk

•

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there are arguments that financial institutions cannot accept for deposit funds from businesses involved with the marijuana industry and legislative efforts to provide greater certainty to financial institutions have not been successful. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the business of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable.

SELECTED FINANCIAL DATA

Consolidated Financial Position	September 30,	December 31,
(in thousands)	2022	2021
Cash	$3,292	$7,887
Current assets	$25,467	$31,428
Property, plant and equipment, net	$62,722	$64,779
Total assets	$129,616	$137,379
Current liabilities	$10,336	$10,123
Working capital	$15,131	$21,305
Long-term notes payable including current portion	$58	$249
Capital lease obligations including current portion	$34,678	$36,496
Mortgage obligation	$9,009	$8,857
Total stockholders’ equity	$57,284	$70,307

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OUTSTANDING SHARE DATA

As of November 14, 2022, the Company had the following securities issued and outstanding:

Number of Shares
(in thousands)	(on an as converted basis)
Issued and Outstanding
Subordinate voting shares	100,613
Class B shares (1)	11,413
Super voting shares	203
Reserved for Issuance
Options	8,609
Restricted Stock Units	473
Warrants	23,464
Convertible debenture shares	106,275
Convertible debenture warrants	150,523
401,573

____________________

(1) Class B shares reserved for conversion to Subordinate voting shares.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting company, we are not required to provide the information requested by this Item.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Quarterly Report on Form 10-Q, we conducted an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on the evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2022, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Control over Financial Reporting

Our management is responsible to report any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management believes that there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no significant changes to our internal control over financial reporting during the three months ended September 30, 2022.

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PART II - OTHER INFORMATION

Item 1. Legal Proceedings

We periodically become involved in various claims and lawsuits that are incidental to our business. In the opinion of management, after consultation with counsel, there are no matters currently pending that would, in the event of an adverse outcome, have a material impact on our consolidated financial position, results of operations or liquidity.

Item 1A. Risk Factors

There were no material changes to the risk factors disclosed in, Item 1A. “Risk Factors” in our Form 10-K for the year ended December 31, 2021.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

During the nine months ended September 30, 2022, no unregistered sales of equity related securities identified, outside of those already reported.

Item 6. Exhibits

Exhibit No.	Exhibit Description
10.1	Form of Subscription Agreement (1)
10.2	Form of Debenture (1)
10.3	Form of Company Warrant (1)
10.4	Form of Indus Warrant (1)
31.1

Certification of Chief Executive Officer filed pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2

Certification of Chief Financial Officer filed pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

_______________

*

Furnished herewith. This certification is deemed not filed for purpose of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended or the Exchange Act.

(1)	Incorporated by reference from the form 8-K filed on August 19, 2022

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LOWELL FARMS, INC.

Date: November 14, 2022	By:	/s/ Mark Ainsworth
Mark Ainsworth
Chief Executive Officer (principal executive officer)

Date: November 14, 2022	By:	/s/ Brian Shure
Brian Shure
Executive Vice President, Finance and Chief Financial Officer (principal financial and accounting officer)

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